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Pan American Silver Mineral Reserves Increase to 288 Million Ounces

All financial figures are expressed in US$ unless otherwise indicated.

Vancouver, B.C. - February 20, 2018 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American”, or the “Company”) today reported its mineral reserves and resources as at December 31, 2017. Pan American’s mineral reserves are estimated to contain approximately 288 million ounces of silver and 1.9 million ounces of gold compared with 286 million ounces of silver and 2.0 million ounces of gold at December 31, 2016.

The following table provides the changes in Pan American's estimated silver reserves year-over-year:

Millions of ounces
Silver mineral reserves as of Dec. 31, 2016(1)	285.8
Less: contained ounces mined during 2017	(30.6)
Plus: contained ounces replaced during 2017	33.2
Silver mineral reserves as of Dec. 31, 2017(2)(3)	288.4
(1) Prices used to estimate mineral reserves for 2016 were $18.50 per ounce of silver and $1,300 per ounce of gold, except at Manantial Espejo where $17.00 per ounce of silver and $1,200 per ounce of gold were used for planned 2017 production, reverting to $18.50 per ounce of silver and $1,300 per ounce of gold thereafter.
(2) Prices used to estimate mineral reserves for 2017 were $18.50 per ounce of silver and $1,300 per ounce of gold, except at Manantial Espejo where $16.50 per ounce of silver and $1,250 per ounce of gold were used for planned 2018 production, reverting to $18.50 per ounce of silver and $1,300 per ounce of gold thereafter.
(3) Please refer to the complete mineral reserves and mineral resources table at the end of this news release for more detailed information.

“Our geology teams achieved another year of successful reserve replacement and resource additions, as exemplified by the newly discovered mineral reserves at our Morococha and Huaron mines in 2017," said Christopher Emerson, Pan American's Vice President Business Development and Geology. "We added about 33 million ounces of new silver mineral reserves in 2017, more than replacing ounces depleted through mining. The silver grade of the mineral reserves increased by 13% to 94 grams per tonne, in part reflecting the additions of the new high-grade properties in Argentina."

2017 Exploration Results

Pan American spent approximately $18 million on exploration drilling in 2017, efficiently achieving 100% of our planned drill metres. We completed 158 kilometres of mine and near site exploration drilling and eight kilometres of regional exploration drilling.

Morococha - added 5.8 million ounces of new silver reserves. A successful exploration drilling program was conducted in the Manuelita area of the mine that added reserves in the vicinity of the recent shaft deepening and demonstrated the potential continuity of the vein structures at depth. The minimum mining width was

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increased for all structures to reflect the fully mechanized mining methods applied at Morococha, which contributed to an increase in mineral reserve tonnes and reduction in silver grade.

Huaron - added 5.5 million ounces of silver for a net increase of 1.2 million contained silver ounces and 11,000 tonnes of copper in new reserves. The reserve replacement success is attributable to the continuity of the Travieso and Tapada veins, as mining progresses deeper on these structures.

La Colorada - exploration success continued, especially in the secondary NC structures, adding 7.8 million silver ounces. Reserve replacement was successful despite a reduced 2017 drill program in order to prioritize mine development work over the expansion project. With the mine expansion completed, the 2018 exploration program will focus on depth extension of the major structures.

Dolores - while the underground reserves remained stable, overall reserves were reduced by 7.9 million ounces due to open pit mining depletion and re-categorizing in situ and stock piled low-grade reserves to resources, partly offset by gains from unclassified economic material mined during 2017.

Joaquin and COSE - 7,100 metres of diamond drilling was completed, focused on the La Morocha deposit. Our preliminary feasibility study on the La Morocha deposit estimates 474 thousand tonnes of ore to be delivered to Manantial Espejo for processing, at 721 grams per tonne of silver. A total of 11.0 million ounces of silver was converted from mineral resources to mineral reserves. COSE will contribute an additional 2.2 million ounces of silver and 43 thousand ounces of gold.

Manantial Espejo - replaced 50% of mined silver ounces with the development underground to the east and at depth in the Maria East Vein.

San Vicente - in addition to 3.9 million silver reserve ounces depleted from mining, reserves were reduced by another 0.9 million ounces due to geological re-interpretation of the Union vein.

2018 Exploration Program

In 2018, Pan American plans to invest approximately $19 million in exploration drilling directed towards approximately 89 kilometres of mine and near site exploration and approximately 26 kilometres of selective regional exploration targets.

A summary of the silver and gold mineral reserve and resource information at December 31, 2017 is provided in the following tables:

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Pan American Silver Corp. Mineral Reserves as of December 31, 2017 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Huaron	Peru	Proven	5.7	167	30.8	N/A	N/A
		Probable	4.0	169	21.7	N/A	N/A
Morococha (92.3%) (3)	Peru	Proven	3.0	160	15.3	N/A	N/A
		Probable	2.9	159	14.9	N/A	N/A
La Colorada	Mexico	Proven	3.7	413	48.9	0.33	38.8
		Probable	4.1	378	49.3	0.31	39.8
Dolores	Mexico	Proven	34.7	30	33.0	0.93	1,040.8
		Probable	16.3	25	13.1	0.69	360.3
La Bolsa	Mexico	Proven	9.5	10	3.1	0.67	202.9
		Probable	6.2	7	1.4	0.57	113.1
Manantial Espejo	Argentina	Proven	1.5	91	4.4	0.77	37.5
		Probable	0.6	305	5.6	3.37	61.6
San Vicente (95%) (3)	Bolivia	Proven	1.9	416	25.6	N/A	N/A
		Probable	0.6	449	8.1	N/A	N/A
Joaquin	Argentina	Probable	0.5	721	11.0	0.41	6.2
COSE	Argentina	Probable	0.1	918	2.2	17.7	43.3
Totals (4)		Proven + Probable	95.1	94	288.4	0.79	1,944.4
(1) Prices used to estimate mineral reserves for 2017 were: $18.50 per ounce of silver, $1,300 per ounce of gold, $2,600 per tonne of zinc, $2,200 per tonne of lead, and $5,500 per tonne of copper; except at Manantial Espejo where $16.50 per ounce of silver and $1,250 per ounce of gold were used for planned 2018 production, reverting to $18.50 per ounce of silver and $1,300 per ounce of gold thereafter. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold.
(2) Mineral reserve estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101").
(3) This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding.

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Pan American Silver Corp. Measured and Indicated Mineral Resources as of December 31, 2017 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Huaron	Peru	Measured	2.2	162	11.3	N/A	N/A
		Indicated	1.5	167	7.9	N/A	N/A
Morococha (92.3%) (3)	Peru	Measured	0.3	153	1.4	N/A	N/A
		Indicated	0.5	152	2.3	N/A	N/A
La Colorada	Mexico	Measured	0.5	220	3.4	0.22	3.5
		Indicated	1.8	221	12.9	0.19	11.0
Dolores	Mexico	Measured	4.8	18	2.8	0.28	43.1
		Indicated	3.5	21	2.3	0.50	56.2
La Bolsa	Mexico	Measured	1.4	11	0.5	0.90	39.9
		Indicated	4.5	9	1.3	0.50	71.2
Manantial Espejo	Argentina	Measured	0.1	145	0.4	1.89	4.7
		Indicated	0.4	192	2.4	1.91	24.2
San Vicente (95%) (3)	Bolivia	Measured	0.8	148	3.8	N/A	N/A
		Indicated	0.1	177	0.4	N/A	N/A
Navidad	Argentina	Measured	15.4	137	67.8	N/A	N/A
		Indicated	139.8	126	564.5	N/A	N/A
Pico Machay	Peru	Measured	4.7	N/A	N/A	0.91	137.5
		Indicated	5.9	N/A	N/A	0.67	127.1
Joaquin	Argentina	Indicated	0.1	385	0.7	0.58	1.1
Totals (4)		Measured + Indicated	188.0	120	686.2	0.59	519.6
(1) Prices used to estimate mineral resources for 2017 were: $18.50 per ounce of silver, $1,300 per ounce of gold, $2,600 per tonne of zinc, $2,200 per tonne of lead, and $5,500 per tonne of copper; except at Dolores, Manantial Espejo, and Joaquin, where $25.00 per ounce of silver and $1,400 per ounce of gold were used. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold. Metal prices for Navidad were $12.52 per ounce of silver and $1,100 per tonne of lead.
(2) Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding.

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Pan American Silver Corp. Inferred Mineral Resources as of December 31, 2017 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Huaron	Peru	Inferred	6.6	163	34.5	N/A	N/A
Morococha (92.3%) (3)	Peru	Inferred	4.4	148	21.0	N/A	N/A
La Colorada	Mexico	Inferred	3.7	247	29.4	0.25	30.3
Dolores	Mexico	Inferred	1.7	60	3.3	1.44	79.6
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	224.6
Manantial Espejo	Argentina	Inferred	0.4	187	2.3	2.69	33.4
San Vicente (95%) (3)	Bolivia	Inferred	3.3	295	31.6	N/A	N/A
Navidad	Argentina	Inferred	45.9	81	119.4	N/A	N/A
Pico Machay	Peru	Inferred	23.9	N/A	N/A	0.58	445.7
Joaquin	Argentina	Inferred	0.0	389	0.1	1.29	0.2
COSE	Argentina	Inferred	0.0	382	0.3	7.10	6.3
Totals (4)		Inferred	103.7	96	245.3	0.59	820.2
(1) Prices used to estimate mineral resources for 2017 were $18.50 per ounce of silver, $1,300 per ounce of gold, $2,600 per tonne of zinc, $2,200 per tonne of lead, and $5,500 per tonne of copper, except at Dolores, Manantial Espejo, and Joaquin where $25.00 per ounce of silver and $1,400 per ounce of gold were used. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold. Metal prices for Navidad were $12.52 per ounce of silver and $1,100 per tonne of lead.
(2) Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding.

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General Notes with Respect to Technical Information

Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources that are not mineral reserves have no demonstrated economic viability.

Pan American does not expect these mineral reserve and resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.

See the Company’s Annual Information Form dated March 22, 2017, available at www.sedar.com for further information on the Company’s material mineral properties, other than the Joaquin property, including information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s mineral reserves and resources. For information on the Joaquin property, please refer to the Company's news release dated December 21, 2017.

Grades are shown as contained metal before mill recoveries are applied. Complete mineral reserve and resource information for all metals, including tonnage and grades, is available at www.panamericansilver.com.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM., Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, who are each Qualified Persons for the purposes of National Instrument 43-101.

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About Pan American Silver
Pan American Silver Corp. is one of the world’s largest primary silver producers, providing investors with enhanced exposure to silver through low-cost operations. Founded in 1994, Pan American is recognized for its operating expertise, prudent financial management and commitment to responsible development.  The Company is headquartered in Vancouver, B.C. and owns and operates six mines in Mexico, Peru, Argentina and Bolivia. Our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the expenditures, extent of, and success related to any future exploration or development programs; the accuracy of estimated mineral reserves and mineral resources; expectations with respect to potential growth of mineral reserves and mineral resources; expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect estimates of mineral reserves and mineral resources.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut,

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Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

Cautionary Note to US Investors Regarding References to Mineral Reserves and Mineral Resources

This news release has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been disclosed in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms ‘‘measured resources’’, ‘‘indicated resources’’, and ‘‘inferred resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ‘‘reserves’’ are not the same as those of the SEC, and reserves reported by Pan American in compliance with NI 43-101 may not qualify as ‘‘reserves’’ under SEC standards. Under U.S. standards, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.